Incorporation of Shinhan-KTF Mobile Card into Shinhan Financial Group

On June 2, 2008, Shinhan Card, our wholly owned credit card subsidiary, established Shinhan-KTF Mobile Card, a joint-venture company with KT Freetel, a wireless telecommunication company with the second largest market share in Korea.

Shinhan-KTF Mobile Card’s capital stock amounted to KRW 2 billion, of which Shinhan Card acquired 50% plus one share ownership. Subsequently, the joint venture has joined Shinhan Financial Group as an indirect subsidiary.

Shinhan-KTF Mobile Card will promote sales of mobile cards and provide associated services throughout KT Freetel’s network comprised of approximately 1,400 branches nationwide. Mobile card is a type of credit card embeddable into next generation mobile phones.